Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Amended Supplement No. 1 to Offering Circular Dated January 13, 2021

ORACLE HEALTH, INC.

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.Oracle-Health.com

This Amended Offering Circular Supplement No. 1 (the “Amended Supplement”) relates to the Offering Circular of Oracle Health, Inc. (the “Company”), dated January 13, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000.

This Amended Supplement should be read in conjunction with the Offering Circular and the Offering Circular Supplement No.1 filed with Securities and Exchange Commission (the “SEC”) on March 10, 2021 (the “Supplement”), and is qualified by reference to the Offering Circular and the Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Supplement, and may not be delivered without the Offering Circular and the Supplement.

The purpose of this Amended Supplement is to include the investor presentation on Form 1-U filed with the SEC on March 10, 2021. The exhibits to such reports are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amended Supplement No. 1 to Offering Circular is March 12, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 10, 2021 (March 9, 2021)

ORACLE HEALTH, INC.
(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695
(Full mailing address of principal executive offices)

727-470-3466
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	Other Events

Oracle Health, Inc. (the “Company”) has prepared the investor presentation attached as Exhibit 99.1 to this Current Report on Form 1-U (the “Investor Presentation”), which the Company’s management intends to use from time to time in meetings with investors, analysts, lenders, business partners, acquisition candidates, and others with an interest in the Company and its business, in connection with its current Regulation A qualified offering of its common stock.

The information contained in the Investor Presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time. The Investor Presentation speaks as of the date of this Report. While the Company may elect to update the Investor Presentation in the future to reflect events and circumstances occurring or existing after the date of this Report, the Company does not have, and expressly disclaims, any obligation to do so.

1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Oracle Health Inc. Investor Presentation

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 10, 2021	ORACLE HEALTH, INC.

	By:	/s/ Jaeson Bang
Jaeson Bang
Chief Executive Officer

3

Exhibit 99.1

ORACLE HEALTH Heart Failure Monitoring System Voice of the Heart Ρ

Jae Bang Founder & CEO • Clinical, Technology and Business operations x 18 years with Medtronic and Heart Failure startups T E AM Dr. Dan Burkhoff MD PhD CMO • Part Time • Former VP at Heartware - $1.2B Exit to Medtronic • World renowned Physician Scientist with expertise in Startup and Heart Failure Jim Georgakopoulos PhD CSO • Former CSO at a Heart Failure startup and NASDAQ company • Former Heart Failure startup founder • 30 Years in Heart Failure and cardiac hemodynamics Randy Armstrong CTO • Former Technology Fellow at Cameron Health – $1.3B Exit to Boston Sci • 30 Years in Implantable Cardiac devices development 2

ADVISORS



Prof. Frits Prinzen PhD

Cardiac Hemodynamics & Heart Failure Expert

Maastricht University



Anatoly Yakovlev PhD

Machine Learning

Stanford University



Dr. Kevin Heist MD. PhD

Associate Professor Harvard

Stanford University



Dr. Toshi Okabe MD

Cardiac Electrophysiologist

The Ohio State University



Dr. David Kraus MD

Heart Failure Cardiologist

The University of Tennessee Health Science Center

3

Heart Failure = Breathing Problem

Atrial Pressure = Changes in Heart Sounds

Heart Failure Problem

Problem: Wearables Low Accuracy Limi t e d Data Poor Compliance

Problem: Cath Lab Procedure C ompl e x Not for E v e r y o n e Exp e n s i v e

Solution : Tiny Insertable Cardiac Monitor 55 x 15 x 6 mm 3 Year Battery Longevity 2 min office procedure No Follow Up

1. Simple Office Procedure Physician numbs a small area on the chest region. And Makes a ¼” incision Inserts the device under the skin. Covers with a s t e rile b a nd a g e .

2. Multi - Sensor E C G A c o u s tic Sensor 3 Axis Ac c ele r o m e t er

3. Data Driven Management

4. High Compliance Zero maintenance for 3 years S m a r tphone as a conduit for secured Data transfer Comprehensive long - term trending analysis Access via secured web portal for Data Driven management

5. Short Regulatory process + Reimbursement Insu r an c e Coverage $7400

Competitive Landscape

Pricing & Revenue Model $1000 COG per unit $5300 Sales price per unit $7400 Insurance Coverage per procedure

2 Year Sales Distribution Model 20 Heart Failure C a r di o log i s ts 6 Hospitals 2 Highest Volume States

Device and Data Strategy Com p r eh en s i v e Cardiac Data Long - Term T r endi n g D at a Unique Data on Sick Hearts

$5.3 B TAM

Phase I: Targeting a Sub - Group with a 510K device Dia s t olic Heart Failure No Device Therapy Solution Phase I 510K Sub - Group Arr h y thmia Indication

ASK: $8M Series A

Q3 2021
Animal Implant


ORACLE HEALTH

- ✓ **25 device implant in 5 canine**
- ✓ **BioComp, Functionality, UX testing**

Q3 2022
Early Feasibility Study



- ✓ **10-30 Patient Implant**
- ✓ Most Comprehensive long term cardiac data

Q3 2023
FDA Clearance


★FDA★

- ✓ **Commercialization**

VC Interests in Heart Failure Monitor

Attractive Acquisitions Target

510K Clinical Path



2021
2022
2023
2024
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Engineering
Animal Study
Pre-Sub Meeting
Submit 510K
Patient Implant
510K Clearance
Commercialization

Reimbursement

WHY NOW? Because of lack of comprehensive long - term c a r d iac D A T A th a t c an impact patients and clinicians far beyond Heart Failure. 26

MIS S I O N Provide the most comprehensive and predictive long - term cardiac data for heart failure patients to prevent unnecessary hospitalizations and improve patients quality of life. jaeb@oracle - health.com 27

ORACLE HEALTH jaeb@oracle - health.com